GRUPO INDUSTRIAL SALTILLO

For Immediate Release

Grupo Industrial Saltillo Reports First Quarter 2007 Results

Saltillo, Mexico, April 26, 2007 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) ("GISSA"), a leading Mexican industrial company, today announced results for the three-month period ended March 31, 2007[1]. Results for 2007 and 2006 exclude the Bathroom Fixtures business divested on May 31, 2006.

FIRST QUARTER 2007 FINANCIAL HIGHLIGHTS[1]

- Consolidated revenues rose 13% to Ps.2,730 million. In dollar terms, revenues also rose 13% year-over-year to US$247 million.
- Operating income increased 31% to Ps.87 million, or a 3% margin, compared with Ps.66 million in 1Q06. Operating income in dollar terms was US$8 million.
- Consolidated EBITDA rose 11% to Ps.281 million. EBITDA margin remained flat YoY at 10%. In dollar terms, EBITDA was US$25 million, up from US$23 million in 1Q06.
- The company posted a net majority income of Ps.15 million (US$1.3 million), a gain per ordinary share of Ps.0.05 (US$0.03 per ADS). This compares with a loss of Ps.2 million (US$0.2 million) for 1Q06, or a loss per ordinary share of Ps 0.01 (US$0.01 per ADS).

First Quarter 2007 Earnings Conference Call
(Please note that the conference call will be held in Spanish)

Date:	April 27, 2007
Time:	12:00 PM US EST – 11:00 AM Mexico time
Dial Information:	(800) 344-1005 (US & Canada); (706) 634-1333 (International)
Passcode:	6609381
Tape Playback:	Starting April 27, 2007, at 2:30 PM US EST, ending at midnight EST on May 4, 2007. Dial-in Number: (800) 642-1687 (US & Canada), (706) 645-9291 (International). Confirmation Code: 6609381.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of March 31, 2007. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

Revenues

Table 1: Total Sales

	1Q07	1Q06	YoY % Change
Revenues (Million Pesos)	2,730	2,426	13%
Metal and Automotive	*1,435*	*1,260*	*14%*
Building Materials	*939*	*870*	*8%*
Housewares	*356*	*296*	*20%*
Domestic Sales	1,159	1,006	15%
Exports	1,571	1,420	11%
Revenues (Million Dollars)	247	220	13%
Metal and Automotive	*130*	*114*	*14%*
Building Materials	*85*	*79*	*8%*
Housewares	*32*	*27*	*21%*
Volume			
Metal and Automotive			*5%*
Building Materials			*3%*
Housewares			*17%*

Revenues showed a 13% year-over-year improvement, mainly driven by sales growth of 19% at the Gasoline Engine Iron Blocks business; 38% at the Autoparts foundry and 25% at the Aluminum Blocks and Heads foundry. Year-over-year comparisons also reflect the effect of past commodity and energy surcharges at the gasoline, diesel, and auto parts iron foundries. Revenue growth was also driven by higher Housewares and Water Heaters sales.

Sales to the domestic market rose 15% driven by Houseware and Water Heater sales. Exports for the quarter increased by 11%, mainly reflecting continued strong exports of iron and aluminum blocks and heads for gasoline engines.

Operating Income

Table 2: Operating Income and EBITDA

	1Q07	1Q06	YoY % Change
Operating Income			
Million Pesos	87	66	*31%*
Margin	*3%*	*3%*	
Million Dollars	8	6	*31%*
EBITDA			
Million Pesos	281	253	*11%*
Margin	*10%*	*10%*	
Million Dollars	25	23	*11%*

Operating income for the quarter rose 31% year-over-year, while operating margin remained unchanged at 3% during the same period.

EBITDA for 1Q07 increased 11% year-over-year to Ps.281 million.

Comprehensive Financial Result (CFR)

	1Q07	1Q06
CFR	57	67
Financial Expenses	56	72
Financial Income	(23)	(22)
Foreign Exchange Fluctuation	19	19
Derivatives	39	25
Monetary Loss	(34)	(27)

CFR for the quarter was a loss of Ps.57 million, which resulted mainly from non-cash foreign exchange fluctuations, and a non-cash charge from the mark-to-market of some financial derivative agreements. Both items were driven by the depreciation of the peso.

Majority Net Income

During the quarter the Company posted a net majority gain of Ps.15 million (US$1.3 million), or gain per ordinary share of Ps.0.05 (US$0.03 per ADS). This compares with a loss of Ps.2.5 million (US$0.2 million) for 1Q06, or a loss per ordinary share of Ps 0.01 (US$0.01 per ADS).

Capital Expenditures

During the quarter the Company made capital investments totaling around US$20 million. Of these, US$14 million were invested in the new iron foundry. This new foundry is a JV with Caterpillar Inc. that started production in April 2007. Capex also includes investments of approximately US$3 million in the aluminum business and US$2 million in a new project in the Water Heaters business.

Debt Structure

Consolidated gross debt as of March 31, 2007 totaled Ps.3,473 million, of which 76% was long-term. Consolidated gross debt decreased by 6%, from Ps.3,690 million as of December 31, 2006.

Net debt, calculated as total debt minus cash and cash equivalents, increased year-over-year by 9.2% to Ps.2,665 million, from 2,441 million as of December 31, 2006. At March 31, 2007, the Company had a cash balance of Ps.807 million.

At the end of the quarter the Debt/EBITDA ratio according to the calculation established in the covenants of the Certificados Bursatiles (CEBURS) was 2.73 while Net Debt/EBITDA was 2.09.

On March 1, 2007, a principal payment of the Company's CEBURS Tranche '07 equivalent to US$75 million was due. The Company made this payment through US$30 million from internal cash generation and refinanced the rest through a bridge loan, thus reducing its leverage. The Company is currently analyzing how much of brige loan will be paid down with internally generated cash flow.

Table 4: Debt Indicators

	1Q07	4Q06	1Q06
Total Debt	**3,473**	**3,690**	**3,608**
- Short-Term Debt	817	1,075	1,187
- Long-Term Debt	2,635	2,618	2,312
- Other contingent liabilities	21	(3)	108
Cash and Cash Equivalents	807	1,249	962
Total Net Debt	2,665	2,441	2,646
Leverage			
- Total Debt / LTM EBITDA	2.73	2.96	3.44
Interest Coverage			
- EBITDA / Net Interest Expense	5x	5x	4x

Dividend Payments

At the Ordinary Shareholders' Meeting held today, shareholders approved a cash dividend payment of Ps.0.72 per share. This dividend payment is equivalent to the total net majority income recorded in fiscal year 2006 and will be paid on May 9, 2007.

METAL AND AUTOMOTIVE

For 1Q07 Metal and Automotive revenues represented 53% of the Company's consolidated net sales.

Revenues

Table 5: Sales - Metal and Automotive Division

	1Q07	1Q06	YoY % Change
Sales (Million Pesos)	1,435	1,260	*14%*
Sales (Million Dollars)	130	114	14%
*Aluminum B & H (Gasoline)**	*54*	*44*	*25%*
*Iron Engine B & H (Diesel)**	*26*	*31*	*(18%)*
*Iron Engine B & H (Gasoline)**	*31*	*26*	*19%*
*Iron Auto Parts**	*18*	*13*	*38%*

Revenues for 1Q07 rose 14% to Ps.1,435 million.

- Aluminum Blocks & Heads: Volume rose 27% YoY principally as a result of higher demand for cylinder engine heads. Sales in US dollars were up 25%.

- Diesel Iron Blocks & Heads: Volume declined by 24% YoY mainly as a result of advance purchases by clients in 4Q06 in anticipation of a change in US environmental regulations which became effective on January 1, 2007. Revenues in US dollars, in turn, declined 18% reflecting the positive impact of surcharges negotiated during the quarter and higher year-over-year prices.

- Gasoline Iron Blocks & Heads: The 13% year-over-year increase in volume was principally driven by additional sales to GM, while revenues in US dollars rose 19%, again reflecting the benefits of commodity and energy surcharges.

- Iron Auto Parts: sales volumes rose 28% year-over-year, while revenues in US dollars increased 38%, mainly reflecting surcharges and an improved product mix.

Operating Income, EBITDA and Margin

Table 6: Operating Income and EBITDA - Metal and Automotive Division

	1Q07	1Q06	YoY % Change
Operating Income			
Million Pesos	(7)	(38)	N/A
Margin	*(1%)*	*(3%)*	
Million Dollars	(1)	(3)	N/A
EBITDA			
Million Pesos	115	79	*46%*
Margin	*8%*	*6%*	
Million Dollars	10	7	*46%*

During the quarter the division posted a Ps.7 million operating loss compared with a Ps.38 million operating loss in 1Q06. Operating margin improved to negative 1% from negative 3% during the same period. EBITDA for the quarter was Ps.115 million, up 46% from Ps.79 million in 1Q06. EBITDA margin rose to 8% from 6% in 1Q06.

The year-over-year improvement in operating income is principally explained by:

- Incremental volumes, and higher prices, both of which contributed to improve cost absorption, and

- The ongoing reduction in cost overruns at the Auto Parts and the Diesel Iron Blocks and Heads foundries.

BUILDING MATERIALS

For 1Q07, Building Materials revenues represented 34% of the Company's consolidated net sales.

Revenues

Table 7: Sales - Building Materials Division

	1Q07	1Q06	YoY % Change
Sales (Million Pesos)	939	870	8%
*Ceramic Tiles**	*614*	*577*	*6%*
*Water Heaters**	*277*	*243*	*14%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 85% of total sales of this division.

Revenues for 1Q07 rose 8% YoY to Ps.939 million driven by:

- Water Heaters: volumes rose 3% with sales up 14% year-over-year, reflecting an increase in the share of higher-end products and a price increase implemented in 4Q06.
- Ceramic Tiles: volumes at this business also rose 3% with sales in pesos up by 6%. This improvement was mainly driven by higher exports to the US.

Operating Income, EBITDA and Margins.

Table 8: Operating Income and EBITDA - Building Materials Division

	1Q07	1Q06	YoY % Change
Operating Income			
Million Pesos	65	78	(17%)
Margin	*7%*	*9%*	
Million Dollars	6	7	(17%)
EBITDA			
Million Pesos	126	135	(7%)
Margin	*13%*	*16%*	
Million Dollars	11	12	(7%)

Operating income for 1Q07 fell 17% year-over-year to Ps.65 million while operating margin declined to 7%, from 9% in 1Q06. EBITDA fell 7% in the same period, with margin down to 13% from 16% in 1Q06. The year-over-year decrease in operating income resulted principally from:

- An increase of approximately US$2 million in energy costs;
- Lower cost absorption from the formal start up of the porcelain ceramic tile production line in 2Q06; and
- A management performance bonus paid at the Water Heater business.

HOUSEWARES

For 1Q07, Housewares revenues represented 13% of the Company's consolidated net sales.

Revenues

Table 9: Sales - Housewares Division

	1Q07	1Q06	YoY % Change
Sales (Million Pesos)	356	296	20%
*Kitchenware Products**	*253*	*210*	*20%*
*Tableware Products**	*96*	*81*	*18%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Revenues for 1Q07 rose year-over-year by 20% to Ps.356 million with growth in both Tablewares and Kitchenwares.

- Kitchenware: volume rose 18% with sales up 20%, reflecting a more aggressive commercial strategy that included new product launches, exports to the US and Latin America and the ongoing recovery in the wholesale channel through the continued implementation of various promotional activities.
- Tableware: volume rose 15% year-over-year with sales up 18%, reflecting an improved product mix and a successful commercial strategy in the domestic market.

Operating Income, EBITDA and Margins

Table 10: Operating Income and EBITDA - Housewares Division

	1Q07	1Q06	YoY % Change
Operating Income			
Million Pesos	29	26	13%
Margin	*8%*	*9%*	
Million Dollars	3	2	13%
EBITDA			
Million Pesos	39	38	2%
Margin	*11%*	*13%*	
Million Dollars	4	3	2%

During 1Q07 operating income rose 13% to Ps.29 million, compared with an operating gain of Ps.26 million in 1Q06. Operating margin declined to 8% from 9% in the same quarter last year principally as a result of higher energy costs. EBITDA improved 2% to Ps.39 million, from Ps.38 million in 1Q06. EBITDA margin was 11%, down from 13% in 1Q06.

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V., is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$936 million for fiscal year 2006. The Metal and Automotive segment operates Castech, an aluminum foundry as well as the world's largest non-captive cast iron foundry and includes the Manufacturas Cifunsa, Cifunsa Diesel, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, as well as the water heater operations through Calorex. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products: competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Arturo D'Acosta
Finance and Administration Corporate Director
Tel.: 011-52-844-411-1030
E-mail: adacosta@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone Group

Susan Borinelli
Tel.: 646-452-2333
E-mail: sborinelli@breakstone-group.com

Maura Gedid
Tel: 646-452-2335
E-mail: mgedid@breakstone-group.com

- FINANCIAL TABLES TO FOLLOW -

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of March 31, 2007)

INCOME STATEMENT	Three-Month Period Ended March 31		
	2007	2006	% Change
Net Sales	**2,730**	**2,426**	**13%**
Metal Mechanical Division	1,435	1,260	14%
Building Materials Division	939	870	8%
Housewares Division	356	296	20%
Cost of Sales	2,329	2,073	12%
Operating expenses	314	287	10%
Operating income	**87**	**66**	**31%**
Metal Mechanical Division	(7)	(38)	N/A
Building Materials Division	65	78	(17%)
Housewares Division	29	26	13%
EBITDA	**281**	**253**	**11%**
Metal Mechanical Division	115	79	46%
Building Materials Division	126	135	(7%)
Housewares Division	39	38	2%
Comprehensive Financial Result	**57**	**67**	
Financial expenses	66	72	
Financial income	(23)	(22)	
Foreign exchange fluctuation	19	19	
Derivatives	28	25	
Monetary gains	(34)	(27)	
Other Expenses, Net	0	0	
Income Tax	(2)	(4)	
Employees' profit sharing	6	5	
Net Income	**23**	**2**	**1,199%**
Minority Interest	9	4	105%
Net Income of Majority Interest	**15**	**(2)**	**N/A**
Net Income per Share	0.05	(0.01)	N/A
Net Income per ADS	0.29	(0.05)	N/A
Operating cash flow per share	0.92	0.83	11%
Operating cash flow per ADS	5.54	4.99	11%
# of Shares Outstanding	304,224	304,167	

MARGINS	Three Month Period Ended March 31	
	2007	2006
Operating Margin	**3%**	**3%**
Metal Mechanical Division	*(1%)*	*(3%)*
Building Materials Division	*7%*	*9%*
Housewares Division	*8%*	*9%*
EBITDA Margin	**10%**	**10%**
Metal Mechanical Division	*8%*	*6%*
Building Materials Division	*13%*	*16%*
Housewares Division	*11%*	*13%*
Net Income Margin	**1%**	**0%**

END